EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Organization
ActivCard, Inc.	California, United States of America
ActivCard Europe S.A.	France
Safe Data System S.A.	France
ActivCard Asia Pte. Ltd.	Singapore
American Biometric Company Limited	Canada
ActivCard K.K.	Japan
ActivCard Ireland Ltd.	Ireland
Authentic8 International Inc.	Australia
ActivCard South Africa Pty Ltd.	South Africa